Exhibit 99.1

Celularity Announces Fast Track Designation by the FDA for its Natural Killer Cell Therapy CYNK-001 in the Treatment of Recurrent Glioblastoma Multiforme

FLORHAM PARK, N.J., – March 18, 2021 — Celularity Inc. (“Celularity”), a clinical-stage biotechnology company, leading the next evolution in cellular medicine with the development of off-the-shelf allogeneic therapies derived from the postpartum human placenta, announced that the company has received Fast Track Designation from the U.S. Food and Drug Administration (FDA) for its non-genetically modified cryopreserved human placental hematopoietic stem cell-derived natural killer (NK) cell therapy, CYNK-001, for the treatment of adults with recurrent glioblastoma multiforme (GBM). CYNK-001 is currently being investigated in multiple clinical trials, including a Phase 1 clinical trial for GBM.

“This designation marks a meaningful milestone for Celularity and validates the potential of our approach to change the cell therapy landscape and improve the lives of patients with GBM and beyond,” said Robert J. Hariri, M.D., Ph.D., founder, Chairperson and Chief Executive Officer of Celularity. “We believe the unique attributes of placental-derived cell therapies will allow us to not only overcome the challenges of NK cell proliferation and persistence, but also improve therapeutic availability as compared to adult bone marrow or peripheral blood approaches. We look forward to working more closely with the FDA to advance our clinical trials and, ultimately, to bringing a new potential treatment option to patients suffering from this historically challenging disease.”

About Fast Track Designation

Fast Track Designation is an FDA process designed to facilitate the development and expedite the review of investigational product candidates that are intended to treat a serious condition and have the potential to address unmet medical needs. Fast Track Designation offers early and frequent interaction with the FDA on product development and review process. It may also provide for rolling or priority review of a Biologics License Application if certain criteria are met.

About GBM

GBM is a fast-growing glioma that develops from the brain’s supportive tissue. The World Health Organization Classification of Tumors of the Central Nervous System assigns grade IV to GBM and identifies it as the most aggressive malignant brain tumor. Currently there are no effective long-term treatments for the disease. Patients with GBM have a poor prognosis and usually survive less than 15 months following diagnosis. In spite of treatment, in most patients, the rapidly growing malignant tumor tends to recur within 6-8 months. Treatment of recurrent GBM is challenging due to the lack of standard of care, limited therapeutic options and modest efficacy. At this stage, progression free survival rate at six months is 19% and an objective response rate is less than 10%. Therefore, recurrent GBM is a serious disease and is associated with significant morbidity and a disproportionately high mortality rate.

About CYNK-001

Celularity’s lead therapeutic program based on its placental-derived unmodified NK cell type is CYNK-001, an allogeneic unmodified NK cell being developed as a treatment for AML and GBM, as well as COVID-19.

About Celularity

Celularity, headquartered in Florham Park, N.J., is a clinical stage biotechnology company leading the next evolution in cellular medicine by developing off-the-shelf placenta-derived allogeneic cell therapies, including unmodified NK cells, genetically-modified NK cells, T cells engineered with a CAR (CAR T-cells), and mesenchymal-like adherent stromal cells (ASCs) targeting indications across cancer, infectious and degenerative diseases. Celularity believes that by harnessing the placenta’s unique biology and ready availability, it will be able to develop therapeutic solutions that address significant unmet global needs for effective, accessible, and affordable therapies.

In January 2021, Celularity entered into a definitive merger agreement with GX Acquisition Corp. to create a publicly listed leader in allogeneic cellular therapy. GX Acquisition Corp. is listed on Nasdaq under the ticker symbol “GXGX.” Upon closing of the business combination, expected to be completed in the second quarter of 2021, shares of the combined company will be listed on Nasdaq under the ticker symbol "CELU."

To learn more visit www.celularity.com.

Celularity Investor Contacts:

Carlos Ramirez
Celularity Inc.
carlos.ramirez@celularity.com

Alexandra Roy
Solebury Trout
aroy@troutgroup.com

Celularity Media Contact

Jason Braco, Ph.D.

LifeSci Communications

(646)-751-4361

jbraco@lifescicomms.com